Exhibit 99.1

Administrative Enforcement Agreement Finalized between Kitov Pharma and the Israeli Securities Authority

Israeli Investigation of Kitov and certain officers has been terminated

TEL AVIV, Israel, August 14, 2019 - Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced that a settlement agreement with the Israel Securities Authority (ISA) was approved, resulting in the termination of ISA’s investigation against Kitov concerning historical disclosures and levying a fine on the Company and certain principals.

“After three long years of investigation, the ISA Enforcement Committee approved a settlement agreement which reflects our original position indicating that this was an unintentional error that did not cause any substantive damage to our investors” said Isaac Israel, chief executive officer of Kitov. “We thank the ISA Enforcement Committee for taking this decision to accept the settlement agreement. We will now focus all efforts on advancing our therapeutics and clinical candidates to the benefit of patients and our investors.”

The investigation arose in connection with Kitov’s Phase 3 clinical trial for Consensi™ as part of its development program. Although not required by the U.S. Food and Drug Administration (FDA), on a voluntary basis Kitov planned to have the results from the Phase 3 study be reviewed by an impartial committee in order to decide if additional patient recruitment was required to complete the study. An unintentional error was made by a service provider, which resulted in one of the voluntary committee members receiving and examining the results later than as instructed by the Company. The result was that the voluntary committee did not convene as planned, and not as previously reported by the Company. Due to the positive and statistically significant results of the study, the Company released the results and ended the study.

The ISA allegations as described in the settlement agreement were not related to the validity of the results of the Phase 3 clinical trial data of Consensi™, which met its primary efficacy endpoint with high statistical significance and was accepted and approved by the FDA. In addition, none of these allegations are related to any U.S. securities laws or regulations. Moreover, the ISA Enforcement Committee stated in its ruling that the allegations caused no substantive damage to the Company’s shareholders.

As described in the settlement agreement, there was an unintentional error to fail to report that the committee had not convened. It was also further noted in the settlement agreement that the definition of the impartiality of one of the committee members was not properly described in the Company’s filings in Israel, which could have resulted in a misunderstanding for investors. The ISA is levying a fine on the Company in an amount of approximately $430,000 in addition to a total of $110,000 in fines on its chief executive officer Isaac Israel, its former chairman of the board Dr. Paul Waymackand its former chief financial officer Simcha Rock.

For more details and information on the settlement agreement, including a copy of the full agreement please see the Report of Foreign Issuer on Form 6-K submitted by Kitov to the SEC on August 13, 2019.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is advancing first-in-class oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression. Kitov’s oncology pipeline includes NT219 a small molecule targeting novel cancer drug resistance pathways and Kitov is under contract to acquire 100% of FameWave Ltd. which owns CM-24, a humanized monoclonal antibody directed against carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Following the recent receipt of the approval of Kitov’s shareholders for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for their planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with nivolumab (Opdivo®), a PD-1 inhibitor, the acquisition is expected to close during the third quarter of 2019, subject to fulfillment of certain additional closing conditions. In addition, Kitov’s combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea.

By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage products such as CM-24 could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; any continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures which was settled under an administrative enforcement proceeding, and the potential impact of such investigation and settlement on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.govFor further information, contact:

Gil Efron
Deputy CEO & Chief Financial Officer
+972-3-933-3121 ext. #105

IR@kitovpharma.com

Media Inquiries:

Darren Opland, Ph.D.

darren@lifescipublicrelations.com

+1 646 627 8387